06050943

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC FILE NUMBER
8- 7541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dorsey & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 Gravier Street
(No. and Street)

New Orleans (City) LA (State) 70130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond A. Thompson 504 - 592-3266 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malcolm M. dienes, L.L.C.
(Name – *If individual, state last, first, middle name*)

701 Metairie Road, Suite 2A301, Metairie, LA. 70005
(Address) (City) (State) (Zip Code)

NOV 03 2006 THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 3 0 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Raymond A. Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dorsey & Company Inc., as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Ray Thompson
Signature

Senior Vice President
Title

N.P. #10576
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dorsey & Company, Inc.

New Orleans, Louisiana

June 30, 2006 and 2005

MALCOLM M. DIENES, L.L.C.
Certified Public Accountants

Jack D. Dienes, C.P.A. • John W. Theriot, C.P.A. • Patrick Carr, C.P.A. • Bobby Sperandeo, C.P.A.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Dorsey & Company, Inc.
New Orleans, Louisiana

We have audited the accompanying statements of financial condition of Dorsey & Company, Inc. as of June 30, 2006 and 2005, and the related statements of income, retained earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorsey & Company, Inc. as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III and the audited Form X-17A-5 FOCUS Report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malcolm M. Dienes, LLC
Malcolm M. Dienes, L.L.C.
New Orleans, Louisiana
July 28, 2006

Dorsey & Company, Inc.

Statements of Financial Condition

June 30,

Assets

	2006	2005
Cash	49,394	33,598
Receivable from Brokers, Dealers and Clearing Organizations	204,990	193,428
Deposits with Clearing Organizations	48,220	49,915
Securities Owned, at Market Value	1,658,679	1,983,736
Accrued Interest Receivable	15,177	8,473
Property and Equipment, Net	89,751	45,884
Other Assets	69,081	113,508
Total Assets	$ 2,135,292	$ 2,428,542

Liabilities and Stockholders' Equity

	2006	2005
Liabilities:		
Accounts Payable	$ 15,617	$ 11,590
Payable to Brokers, Dealers and Clearing Organizations	192,302	251,015
Accrued Salaries & Bonuses	323,596	202,584
Income Tax Payable	-	13,759
401(k) and Profit Sharing Plan Payable	73,835	346
Total Liabilities	605,350	479,294
Stockholders' Equity:		
Common Stock - $10 Par Value, 15,000 Shares Authorized, 10,000 Shares Issued and Outstanding at June 30, 2006 and 2005, Respectively.	100,000	100,000
Paid in Capital	129,223	129,223
Retained Earnings	1,974,817	2,394,123
Treasury Stock - at Cost, 4,900 Shares at June 30, 2006 and 2005, Respectively.	(674,098)	(674,098)
Total Stockholders' Equity	1,529,942	1,949,248
Total Liabilities and Stockholders' Equity	$ 2,135,292	$ 2,428,542

See Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Income

For the Years Ended June 30,

	2006	2005
Income:		
Net Dealer Inventory and Investment Gains	$ 1,519,789	$ 1,501,622
Commissions	492,217	629,649
Advisory Fees	689,954	589,489
Interest and Dividends	291,444	271,040
Other	345,997	95,927
Total Income	3,339,401	3,087,727
Expenses:		
Advertising and Marketing	49,539	42,398
Automobile	7,753	7,271
Brokers' Services	133,397	149,894
Commissions	1,196,383	1,073,781
Depreciation	18,470	7,546
Donations	4,748	2,534
Dues and Subscriptions	68,569	39,701
Employee Benefit Programs	63,698	57,505
Insurance	15,049	10,594
Interest	28,288	29,079
Meals and Entertainment	14,151	13,410
Office Expense	237,812	194,149
Professional Fees	24,064	46,746
Rent - Office	130,722	83,700
Rent and Maintenance - Equipment	33,409	47,140
Salaries and Bonuses - Employees	661,287	326,697
Salaries - Officers	214,615	305,138
Taxes and Licenses	124,761	127,222
Telephone	32,449	23,708
Travel	9,047	14,471
Utilities	16,165	10,568
401(k) and Profit Sharing Expense	173,139	82,120
Total Expenses	3,257,515	2,695,372
Income before Income Taxes	81,886	392,355
Income Taxes:		
Current	1,392	13,761
Net Income	$ 80,494	$ 378,594

See Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Retained Earnings

For the Years Ended June 30,

	2006	2005
Balance - Beginning of Year	$ 2,394,123	$ 2,081,829
Dividends Paid	499,800	66,300
Net Income (Loss)	80,494	378,594
Balance - End of Year	$ 1,974,817	$ 2,394,123

See Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Retained Earnings

For the Years Ended June 30,

	Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance - 2004	$ 100,000	$ 129,223	$ 2,081,829	$ (674,098)	$ 1,636,954
Dividends Paid	-	-	66,300	-	$ 66,300
Net Income (Loss)	-	-	378,594	-	$ 378,594
Balance - 2005	$ 100,000	$ 129,223	$ 2,394,123	$ (674,098)	$ 1,949,248
Dividends Paid	-	-	499,800	-	499,800
Net Income (Loss)	-	-	80,494	-	80,494
Balance - 2006	$ 100,000	$ 129,223	$ 1,974,817	$ (674,098)	$ 1,529,942

See Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Cash Flows

For the Years Ended June 30,

	2006	2005
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 80,494	$ 378,594
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	18,470	7,546
(Increase) Decrease in Assets:		
Receivable from Brokers, Dealers and Clearing Organizations	(11,562)	764,652
Deposits with Clearing Associations	1,695	133
Securities Owned	325,057	(1,345,013)
Securities Owned, Not Readily Marketable, At Cost	-	56,700
Accrued Interest Receivable	(6,704)	211
Other Assets	44,427	(99,468)
Increase (Decrease) in Liabilities:		
Payable to Brokers, Dealers and Clearing Organizations	(58,713)	231,098
Accounts Payable and Accrued Expenses	125,039	39,801
Income Tax Payable	(13,759)	13,760
Pension Plan Payable	73,489	(692)
Net Cash provided (Used) by Operating Activities	577,933	47,322
Cash Flows from Investing Activities:		
Purchase of Property and Equipment	(62,337)	-
Cash Flows from Financing Activities:		
Dividends Paid	(499,800)	(66,300)
Net Increase (Decrease) in Cash	15,796	(18,978)
Cash at Beginning of Year	33,598	52,576
Cash at End of Year	$ 49,394	$ 33,598
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Interest	$ 28,288	$ 29,079
Income Taxes	$ 23,629	$ -

See Notes to Financial Statements

Dorsey & Company, Inc.

Notes to Financial Statements

For the Years Ended June 30, 2006 and 2005

1. Business Activity

Dorsey & Company, Inc. is located in New Orleans, Louisiana and provides professional investment counseling, securities brokerage, and other financial services to clientele.

2. Summary of Significant Accounting Policies

A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

Securities Transactions

Customer securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis. The Company security transactions are recorded on a trade date basis.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of 3 to 39 years.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

Dorsey & Company, Inc.

Notes to Financial Statements

For the Years Ended June 30, 2006 and 2005

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3. Payable to Clearing Broker

The payable to clearing broker is for Company transactions and is collateralized by Company securities. Interest is charged at the broker call rate, which is 3.00% and 2.75% at June 30, 2006 and 2005, respectively.

4. Securities Owned

Securities owned consist of trading securities at quoted market values as follows:

	2006	2005
Government Bonds	$ 141,014	$ 224,652
State and Municipal Bonds	1,192,310	1,568,645
Corporate Bonds	246,354	120,854
Corporate Stocks	79,001	69,585
Total	$ 1,658,679	$ 1,983,736

Dorsey & Company, Inc.

Notes to Financial Statements

For the Years Ended June 30, 2006 and 2005

5. Property and Equipment

Property and equipment consists of the following:

	2006	2005
Leasehold Improvements	$ 36,696	$ 36,696
Furniture and Equipment	155,044	92,707
Less: Accumulated Depreciation	(101,989)	(83,519)
Total Property and Equipment	$ 89,751	$ 45,884

Depreciation expense for June 30, 2006 and 2005 amounted to $18,470 and $7,546, respectively.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital and net capital requirements were as follows:

	2006	2005
Net Capital	$ 1,251,822	$ 1,622,825
Net Capital Requirements	(250,000)	(250,000)
Excess of Required Net Capital	$ 1,001,822	$ 1,372,825
Aggregate Indebtedness	$ 584,850	$ 383,294
Ratio of Aggregate Indebtedness to Net Capital	.47 to 1	.24 to 1

Dorsey & Company, Inc.

Notes to Financial Statements

For the Years Ended June 30, 2006 and 2005

7. Liabilities Subordinated to Claims of General Creditors

At June 30, 2006 and 2005, the Company did not have any liabilities subordinated to claims of general creditors.

8. 401(k) and Profit Sharing Plan

The Company has a noncontributory profit sharing plan covering substantially all employees. The Company may contribute amounts as determined by the Board of Directors, but not in excess of the maximum deduction allowable for income tax purposes. Contributions to the plan for the year ended June 30, 2006 and 2005 totaled $125,000 and $35,000.

The Company adopted a 401(k) retirement plan for its employees effective July 1, 1999. Employees are eligible to participate after one year of service and attaining the age of 21. Under the terms of the Plan, employees are entitled to contribute up to 20% of their total compensation within limitations established by the Internal Revenue Code. At the discretion of the Board of Directors, the Company may make contributions based on a percentage of each employee's compensation. Contributions to the plan for the years ended June 30, 2006 and 2005 totaled $47,203 and $47,120, respectively.

9. Concentration of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances in one financial institution located in New Orleans, Louisiana. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At June 30, 2006, the Company had no uninsured balances.

Dorsey & Company, Inc.

Notes to Financial Statements

For the Years Ended June 30, 2006 and 2005

10. Income Taxes

The reconciliation of net income to taxable income is as follows:

	2006	2005
Net Income (Loss) before federal income taxes	$ 80,494	$ 378,594
Federal Non-Deductible Expenses	85,456	21,520
Federal Non-Taxable Income	(77,652)	(52,563)
Taxable Income (Loss) before Net Operating Loss and Special Deductions	88,298	347,551
Special Deductions	(1,425)	(1,488)
Taxable Income Before Net Operating Loss Deduction	86,873	346,063
Prior Period Net Operating Loss Deduction	(6,030)	(346,063)
Taxable Income (Loss)	$ 80,843	$ 0

Income taxes consists of the following:

	2006	2005
Federal	$ -	$ -
State	1,392	13,761
Total	$1,392	$13,761

Federal income taxes were offset by business credits in the amount of $15,737. In addition, business credits of $41,111 will be carried forward and expire June 30, 2026.

10. Income Taxes (Continued)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The major temporary difference that gives rise to the deferred tax asset is the net operating loss carry-forward.

11. Commitments and Contingencies

Leases

The Company entered into a fifteen-year lease for its New Orleans Office on July 1, 1989. Effective January 1, 2004, this lease was amended and will expire on November 30, 2021. The new monthly rate is $5,975. The lessor is an officer/stockholder of the Company. Rent paid under this lease for the years ended June 30, 2006 and 2005 totaled $71,700 and $83,700 (which include prior catch-up payments), respectively.

The required minimum lease payments are as follows:

Fiscal Year Ending June 30,	Amount
2007	71,700
2008	71,700
2009	71,700
2010	71,700
2011	71,700

12. Related Party Transactions

The Company has related party rental transactions with a stockholder/officer of the corporation as discussed in Note 11.

Dorsey & Company, Inc.

Notes to Financial Statements

For the Years Ended June 30, 2006 and 2005

13. Contingencies

The Company is involved in legal disputes, both for and against the Company, arising in the normal course of business. Management believes that any financial liability that may be incurred in settlement of the disputes would not be material to the Company's financial position.

Dorsey & Company, Inc.

Supplemental Information Report

June 30, 2006

Dorsey & Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission

June 30, 2006

Net Capital:	
Total Stockholders' Equity	$ 1,529,942
Non-allowable Assets:	
Property and Equipment	89,751
Other Assets - Miscellaneous	69,081
Net Capital before Haircuts	1,371,110
Haircuts on Securities:	
Reductions in Value of Trading and Investment Securities and Underwriting Commitments	119,288
Net Capital	1,251,822
Less: The Greater of $250,000 or 6 2/3% of Aggregate Indebtedness	250,000
Excess Net Capital	$ 1,001,822
Aggregate Indebtedness:	
Accounts Payable and Accrued Expenses	$ 584,850
	$ 584,850
Ratio of Aggregate Indebtedness To Net Capital	.47 to 1

Schedule II

Dorsey & Company, Inc.

Reconciliation of Audited and Unaudited Financial Statements

June 30, 2006

Total Assets Per Unaudited Financial Statements	Total Assets Per Audited Financial Statements	Difference
$ 2,135,292	$ 2,135,292	$ -

Total Liabilities and Equity Per Unaudited Financial Statements	Total Liabilities and Equity Per Audited Financial Statements	Difference
$ 2,135,292	$ 2,135,292	$ -

Schedule III

Dorsey & Company, Inc.

Statement Regarding Material Inadequacies

June 30, 2006

No material inadequacies were found to exist since the date of our previous audit, June 30, 2005.

The system of internal control and the internal procedures and safeguards adopted for the protection of customers' securities were reviewed by us and are adequate. See separate report on internal control.

There were no material irreconcilable differences between the unaudited and audited Focus Report.

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: DORSEY & COMPANY, INC. [0013]

SEC File Number: 8- 7541 [0014]

Address of Principal Place of Business: 511 GRAVIER STREET [0020]

NEW ORLEANS [0021] LA [0022] 70130-2701 [0023]

Firm ID: 1668 [0015]

For Period Beginning 07/01/2005 [0024] And Ending 06/30/2006 [0025]

Name and telephone number of person to contact in regard to this report:

Name: RAYMOND A. THOMPSON, SR. VP [0030] Phone: (504) 524-5431 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	49,393 [0200]		49,393 [0750]
2. Receivables from brokers or dealers:			
A. **Clearance account**	204,990 [0295]		
B. **Other**	48,220 [0300]	[0550]	253,210 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. **Exempted securities**	1,192,310 [0418]		
B. **Debt securities**	387,369 [0419]		
C. **Options**	[0420]		
D. **Other securities**	79,001 [0424]		
E. **Spot commodities**	[0430]		1,658,680 [0850]
5. Securities and/or other investments not readily marketable:			
A. **At cost** [0130]			
B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. **Exempted securities** [0150]			
B. **Other securities** [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	89,751 [0680]	89,751 [0920]
11. Other assets	15,177 [0535]	69,081 [0735]	84,258 [0930]
12. **TOTAL ASSETS**	1,976,460 [0540]	158,832 [0740]	2,135,292 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	192,302 [1114]	[1315]	192,302 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	392,548 [1205]	20,500 [1385]	413,048 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

	[1000]			
2. Includes equity subordination (15c3-1(d)) of	[1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES		584,850 [1230]	20,500 [1450]	605,350 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ________ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	100,000 [1792]
C. Additional paid-in capital	129,223 [1793]
D. Retained earnings	1,974,817 [1794]
E. Total	2,204,040 [1795]
F. Less capital stock in treasury	-674,098 [1796]
24. TOTAL OWNERSHIP EQUITY	1,529,942 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	2,135,292 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
07/01/2005 [3932]	06/30/2006 [3933]	12 [3931]

REVENUE

1.	Commissions:	
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**	142,189 [3935]
	b. **Commissions on listed option transactions**	8,057 [3938]
	c. **All other securities commissions**	341,969 [3939]
	d. **Total securities commissions**	492,215 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. **From market making in options on a national securities exchange**	[3945]
	b. **From all other trading**	1,062,381 [3949]
	c. **Total gain (loss)**	1,062,381 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	91,845 [3955]
5.	Revenue from sale of investment company shares	365,563 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account.supervision, investment advisory and administrative services	689,956 [3975]
8.	Other revenue	639,973 [3995]
9.	Total revenue	3,341,933 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	214,615 [4120]
11.	Other employee compensation and benefits	2,283,625 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	28,288 [4075]
	a. **Includes interest on accounts subject to subordination agreements** [4070]	
14.	Regulatory fees and expenses	42,701 [4195]
15.	Other expenses	692,210 [4100]
16.	Total expenses	3,261,439

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		80,494 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		80,494 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 35158 [4335A]	FIRST CLEARING, LLC [4335A2]	All [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		1,529,942 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		1,529,942 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		1,529,942 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	158,832 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-158,832 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		1,371,110 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		

1. Exempted securities		72,371 [3735]	
2. Debt securities		22,206 [3733]	
3. Options		[3730]	
4. Other securities		24,711 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-119,288 [3740]
10. Net Capital			1,251,822 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	38,990 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	250,000 [3760]
14. Excess net capital (line 10 less 13)	1,001,822 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	1,193,337 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			584,850 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts (List)			

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	584,850 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 47 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		1,949,248 [4240]
A.	Net income (loss)		80,494 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	-499,800 [4270]
2.	Balance, end of period (From item 1800)		1,529,942 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]